UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated March 4, 2014.

Press Release

ABB Board of Directors proposes members for next annual term to AGM

•      Hubertus von Grünberg will be proposed for re-election as Chairman

•      Matti Alahuhta will be proposed as a new Board member

•      Hans Ulrich Maerki has decided to pursue other interests after 12 years on the Board

•      All other Board members to stand for re-election

Zurich, Switzerland, Mar 04, 2014 — ABB’s Board of Directors announced that it would propose Hubertus von Grünberg for re-election as Chairman of the ABB Board. In addition, the Board will propose Matti Alahuhta as a new member of the ABB Board of Directors. The Board of Directors also stated that all other members of the Board, with the exception of Hans Ulrich Maerki, will stand for re-election. The shareholders will vote on all Board member nominations at the company’s next annual general meeting (AGM) on April 30, 2014.

Matti Alahuhta (61), a Finnish citizen, has been President and CEO of Kone Corp., based in Helsinki, Finland, since 2006. Kone is one of the global leaders in the elevator and escalator industry. In addition, Matti Alahuhta has served as a member of the Board of Kone since 2003. Before joining Kone, Matti Alahuhta served as President of Nokia Telecommunications, President of Nokia Mobile Phones and Executive Vice President of Nokia Corp. Kone announced previously that Matti Alahuhta will step down as President and CEO of Kone on March 31, 2014. He will continue as a member of the Kone Board of Directors. Under his leadership, Kone has doubled its global market share in new elevators and escalators and Kone has built and developed a very strong global service business.

Matti Alahuhta is Chairman of the Board of Outotec Corp., a member of the Board of UPM Kymmene Oyj, and he has been nominated to the Board of AB Volvo, He is also Vice Chairman of the Board of the Confederation of Finnish Industries.

Hubertus von Grünberg, Chairman of the ABB Board, said: “Matti Alahuhta’s nomination to the Board reflects ABB’s commitment to further develop our core markets and to expand our presence in the increasingly important area of service. His background and insights will further enrich our Board.”

Hans Ulrich Maerki has decided not to stand for re-election. He has been a member of the Board since 2002 and is currently Chairman of the Governance, Nomination and Compensation Committee. “On behalf of the entire Board of Directors and management of ABB, I would like to thank Hans Ulrich Maerki for his strong contributions and relentless commitment to the development of ABB during the last 12 years,” said Hubertus von Grünberg. “Hans Ulrich Maerki has been an integral part of ABB’s development for more than a decade, including during times of turmoil some years ago. We thank him sincerely for his guidance and leadership in helping to shape today’s ABB. We respect his decision not to stand for re-election and wish him all the best for the future.”

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 4, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance